

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000   US Bank Tower, Suite 2200
333 – 7th Avenue SW   950 - 17th Street
Calgary, Alberta   Denver, Colorado
T2P 2Z1   80202-2805

October 7, 2022

Enerplus to Report Third Quarter 2022 Operating & Financial Results November 3, 2022

CALGARY, Alberta – Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) will be releasing operating and financial results for the third quarter of 2022 after market close on Thursday, November 3, 2022. A results conference call will be hosted by Enerplus' President & CEO, Ian C. Dundas on Friday, November 4, 2022, at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are noted below.

Third Quarter 2022 Results Live Conference Call Details
Date: Friday, November 4, 2022
Time: 9:00 AM MT (11:00 AM ET)
Dial-In: 1-888-390-0546 (Toll Free)
Conference ID: 58265396
Audiocast: https://app.webinar.net/wraEPb2PVB9

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following number:

Dial-In: 1-888-390-0541 (Toll Free)
Passcode: 265396 #

Electronic copies of our 2022 interim and 2021 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Investor Contacts
Drew Mair, 403-298-1707
Krista Norlin, 403-298-4304
investorrelations@enerplus.com